Exhibit 99.1

MINISO Group Chairman Proposes to Increase Shareholding

GUANGZHOU, China, April 23, 2026  -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs, today announced that the Company has been informed by Mr. Guofu Ye, the Chairman of the board of directors and Chief Executive Officer of the Company, that based on his confidence in the Company’s value and long-term business prospects, he intends to increase his shareholding in the Company within 12 months commencing from the date of this press release by purchasing shares of the Company (including American Depositary Shares (“ADSs”) and/or ordinary shares listed on The Stock Exchange of Hong Kong Limited (the “HKEX”)) in the open market or through private transactions, directly or through entities controlled by him, using his own funds, for an aggregate amount of not less than HK$50.0 million (or approximately US$6.4 million).

“MINISO’s journey and performance over the past several years have fully validated the soundness of the Company’s strategic direction and the outstanding execution capability of our team. I am highly confident in the Company’s continued growth and am demonstrating that commitment through concrete action,” said Mr. Ye.

Given that the Company has not yet announced its financial results for the first quarter ended March 31, 2026, Mr. Ye is subject to trading blackout restrictions under the Company’s insider trading policy and the restrictions on securities transactions by directors under the Model Code for Securities Transactions by Directors of Listed Issuers appended to the Rules Governing the Listing of Securities on the HKEX. Accordingly, Mr. Ye will commence execution of the share increase plan during the first permissible open trading window following the expiration of the applicable blackout period after the announcement of the Company’s first quarter 2026 financial results while not in possession of any material non-public information.

Mr. Ye will implement the share increase plan through the purchase of ADSs and/or ordinary shares through open market or private transactions, depending on market conditions. The specific timing, price and volume of each purchase will be determined in accordance with prevailing market conditions and applicable laws and regulations.

As of the date of this press release, Mr. Ye beneficially owns an aggregate of 789,541,061 ordinary shares of the Company, representing approximately 63.7% of the issued shares of the Company (excluding treasury shares).

About MINISO Group

MINISO Group is a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs. Since opening our first store in Chinese mainland in 2013, the Company has successfully built two brands – "MINISO" and "TOP TOY". The Company's flagship brand "MINISO" has grown into a globally recognized retail brand that offers a frequently-refreshed assortment of lifestyle products through an extensive store network worldwide. The Company's products cover diverse consumer needs and consumers are drawn to MINISO for our products' trendiness, creativeness, high quality and affordability. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

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